Exhibit 99.1

Bright Scholar to Open Fettes College Guangzhou in September 2020

FOSHAN, China, June 10, 2020 (PRNewswire) - Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE:BEDU), a global premier education service company is pleased to announce the opening of Fettes College Guangzhou (“FCG” or the “School”) in September 2020.

Founded in 1870 by Sir William Fettes, Fettes College (the “College”) is one of UK’s leading co-ed boarding schools steeped in rich heritage with over 150 years of history in education. The College has been home to world inspirational leaders including Former U.K. Prime Minister Tony Blair, 2015 Nobel Prize for Economy Laureate Angus Deaton and the founder of Ogilvy & Mather, “the Father of Advertising” David Ogilvy.

Operated by Bright Scholar, Fettes College Guangzhou is the first overseas campus of Fettes College for students aged 3 to 18. FCG’s educational model combines Chinese academic excellence with the vibrancy of international education and the broad education approach of Fettes College. Located in Guangzhou, China, the school occupies a total area of 33 acres with a total student capacity of approximately 2,200. The annual tuition and fees for students range from approximately RMB 200,000 to RMB 300,000 (approximately US$28,200 to US$42,400). The School will provide age-appropriate, state-of-art teaching and learning environments for both domestic and foreign students in the Greater Bay Area, which includes Guangzhou, Shenzhen, Hong Kong and Macao.

Wanmei Li, Co-CEO of Bright Scholar comments, “Since the establishment of our very first school in 1994, Bright Scholar has developed into a global premium education service company with a global network of 88 schools, including 7 in the UK and 1 in the US. The addition of FCG to our global school network demonstrates our commitment to provide best quality education services with a high-performance learning approach that seeks to bolster self-confidence, independent learning, academic excellence and global perspective of our students around the world.”

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, dedicated to providing quality international education to global students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of February 29, 2020, Bright Scholar operated 80 schools across ten provinces in China and eight schools overseas, covering the breadth of K-12 academic needs of its students. In the six months ended February 29, 2020, Bright Scholar had an average of 51,879 students enrolled at its schools.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507